

July 11, 2011

Via E-Mail
Mr. Avery Pack
Chief Executive Officer
Amalgamated Pictures Corp.
35 JA Ely Boulevard
Suite 110
Dania Beach, Florida 33004

> Re: **Amalgamated Pictures Corp.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-51871**

Dear Mr. Pack:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Balance Sheets

Note 2. Summary of Significant Accounting Policies

Note 3. Capitalized Film Costs, page F-13

1. We note that Capitalized film costs are stated at the lower of amortized cost or estimated fair value on an individual film basis. We also note that that these film costs were capitalized during the year ended December 31, 2007 in connection with the making of the film, Foreign Devils. The carrying value of the entire amount of capitalized film costs consists of films in process at March 31, 2011 and December 31, 2010. Given the passage of time and the fact that the company has not generated any revenues to date, it is

not clear why the fair value of this asset has not declined and why the asset is not impaired or has not been written off.   Please note that, in accordance with the guidance in ASC Topic 926-20-40-1 through 3, there is a presumption that an entity will abandon the film property if it has not been sold or set for production within three years from the time the film costs were initially capitalized.   Therefore, absent supporting and objective documentation to the contrary, it is presumed for financial statement purposes that the fair value of this property is now zero, as these costs were initially capitalized more than three years ago.   Please re-evaluate your accounting treatment to write-off these film costs as necessary.   Please advise and revise your financial statements, as applicable. We may have further comment upon reviewing a response where management continues to believe the costs are recoverable.

Form 10-Q for the period ended March 31, 2011

Balance Sheets

Note 4. Related Party Transactions, page F-13

2. Beginning in March 2005 and continuing through March 31, 2011, the Company's principal stockholder advanced $15,800 to the Company. The advances are non-interest bearing, unsecured and due on April 30, 2012. In Form 10-K for the year ended December 31, 2010, you reported that these advances were due on March 31, 2012. Supplementally advise us of the nature of this agreement, and whether the aforementioned extension to April 30, 2012 was legally binding. If this obligation is by its nature due on demand (although payment may be extended) and there is no formal written agreement, please revise your financial statements to reflect this obligation in current liabilities pursuant to ASC 505-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Joe Foti, Senior Assistant Chief Accountant at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3813.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief